SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of	August 2006

Shaw Communications Inc.

(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:	September 5, 2006

Shaw Communications Inc.
By:
/s/  Steve Wilson

Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE
SHAW COMMUNICATIONS SUPPORTS CRTC DETERMINATION
TO AFFIRM EARLIER VOIP DECISION
CALGARY, AB (September 1, 2006) — Shaw Communications announced today its support for the decision by the Canadian Radio-television and Telecommunications Commission (CRTC) to affirm its earlier ruling that VoIP (Voice over Internet Protocol) services offered as alternatives to traditional voice services should be governed by a common set of regulations. The CRTC’s review of this issue followed an appeal of a 2005 decision to the Federal Cabinet by the incumbent telephone companies.
Today’s decision by the CRTC clearly demonstrates that it is supportive and fully aligned with the Federal Government’s desire to move away from regulation and towards reliance on market forces. Shaw supports the efforts of both the Government and the CRTC in this regard.
“We have a regulatory framework in place that promotes real choice and benefits for consumers” said Jim Shaw, CEO, Shaw Communications. “Competition is beginning to take hold and this a direct result of the CRTC’s framework”.
In conjunction with its VoIP decision, the CRTC also initiated a proceeding to re-examine one element of its deregulation framework. Shaw will participate actively in this proceeding, but considers that there has been no significant change in market circumstances or information to warrant this review or that would necessitate any changes to current framework.
“We strongly support the CRTC’s decision and the federal government’s commitment to competition” said Mr. Shaw.
About Shaw Communications Inc.
Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Big Pipe Inc.) and satellite direct-to-home services (through Star Choice Communications Inc.) to over three million customers. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 index (Symbol: TSX – SJR.B, NYSE – SJR).

For more information, please contact:
Shaw Investor Relations Department
Investor.relations@sjrb.ca